Press Release
[Graphic Omitted] Ahold
                                                        Royal Ahold
                                                        Corporate Communications

                                                  Date: November 21, 2003
                                  For more information: +31 75 659 57 20

Ahold confirms limited use of
shareholder authorizations

Zaandam, The Netherlands, November 21, 2003 -- Ahold today confirmed that it will use the authorizations requested under Item 6 of the agenda for the forthcoming shareholders' meeting on November 26, 2003, to issue no more than 625 million common shares and 175 million cumulative preferred financing shares.(*)

Any further issue of common shares and cumulative preferred financing shares will be subject to separate shareholder authorization.

The authorization requested for the issue of cumulative preferred shares, which may only be used for protection purposes, extends to all such unissued shares as in previous years.

Ahold also confirms that it will not use the authorization requested from shareholders under Item 7 of the agenda to acquire common shares, or depository receipts of such shares, other than to cover its obligations under stock option plans.

(*) The maximum 175 million cumulative preferred financing shares represents the number of such shares required to ensure the percentage interest represented by the cumulative preferred financing shares would remain unchanged after giving effect to the previously announced proposed rights offering.

Editors' note:
Set forth below is the full text of Items 6 and 7 of the agenda for the Ahold AGM as published on November 7, 2003:

Item 6
Authorization of the Executive Board for a period of 18 months, i.e. up to May 26, 2005, empowering the Executive Board, subject to the approval of the Supervisory Board, to adopt resolutions:
a. - to issue any of the shares of common stock remaining unissued for the time being;
     - to issue any of the shares of cumulative preferred stock remaining unissued for the time being;
     - to issue any of the shares of cumulative preferred financing stock remaining unissued for the time being;

                                                  Albert Heijnweg 1, Zaandam
                                                  P.O. Box 3050, 1500 HB Zaandam
                                                  The Netherlands
                                                  Phone:  +31 (0)75 659 5720
http://www.ahold.com                              Fax:    +31 (0)75 659 8302

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such authorization including the power to grant rights to subscribe for such shares, all this within the limits of the authorized capital as it will stand upon effectuation of the proposed amendment of the Articles of Association.
b. - to restrict or eliminate the pre-emptive rights of holders of shares of common stock when issuing shares of common stock and/or when granting rights to subscribe for shares of common stock.

Item 7
Proposal to authorize the Corporate Executive Board for a period of 18 months, i.e. up to May 26, 2005, and subject to the approval of the Supervisory Board, to acquire for valuable consideration, whether by private transaction or at the Stock Exchange, as many (depository receipts of) ordinary shares of the Company as shall be permitted within the limits of the law and the Articles of Association , at a price which may not be lower than one eurocent and may not be higher than 105% of the average closing price of such shares at the Amsterdam Stock Exchange calculated over the five stock exchange days immediately preceding the date of acquisition.

Ahold Corporate Communications: +31.75.659.57.20

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Legal Notice

This press release is for information only and does not constitute an offer to issue or sell, or the solicitation of an offer to acquire or buy, shares and rights to subscribe for shares to any person in any jurisdiction. It is expected that the prospectus regarding the offering and the offering of the cumulative preferred financing shares will be made available at the offices of Ahold and the Joint Bookrunners at the time of launch of the offering.

Members of the general public in Ireland are not eligible to take part in these offerings. In Ireland, this announcement, in so far as it constitutes an invitation or inducement to participate in the offering, is directed exclusively at persons who fall within Article 2(1)(a) of Council Directive No. 89/298/EEC of 17th April 1989 (all such persons together being referred to as "relevant persons"). This announcement, in so far as it constitutes an invitation or inducement to participate in the offering, must not be acted on or relied on by persons who are not relevant persons.

The material set forth herein is for information purposes only and is not intended, and should not be construed, as an offer to sell, or as a solicitation of an offer to purchase, any securities. The securities of the company described herein have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the "Securities Act"), or the laws of any state, and may not by offered or sold within the United States, except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and applicable state laws.

The information contained in this communication does not constitute an offer of securities to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995. No prospectus offering securities to the public will be published in the United Kingdom. Persons receiving this communication in the United Kingdom should not rely on it or act on it in any way.

This press release does not constitute an offer of rights or shares for sale or a solicitation of an offer to purchase rights or shares in Germany and is for information purposes only. Readers of this press release are requested to inform themselves about and to observe any such restrictions. No public offering of the rights or shares is being conducted in Germany. Any offer or sale of rights or shares in Germany may only be made in compliance with the German Securities Prospectus Act (Wertpapier-Verkaufsprospektgesetz). No sales prospectus (Verkaufsprospekt) under the German Securities Sales Prospectus Act has been, or will be, published with respect to the rights of the shares.

The offering may be restricted in certain other countries and such restriction, if any, will be included in the prospectus.
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